SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is a press release issued by the registrant on October 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: October 31, 2007	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS RECEIVES NEW OEM ORDER FROM COLEMAN

HONG KONG — October 22, 2007 — Highway Holdings Limited (Nasdaq:HIHO) today announced it has received an initial order for 50,000 battery-operated air pumps from The Coleman Company, Inc., located in Wichita, Kansas. Terms were not disclosed.

This order follows the receipt of a tooling order in June. As previously announced, Highway Holdings commenced its OEM relationship with Coleman early in 2007 with an initial order to produce radio units for another Coleman product line. The air pumps are being produced at the company’s Golden Bright Plastic Manufacturing subsidiary, an operation acquired by Highway Holding in September 2006.

“This new OEM order highlights management’s focus on expanding its U.S. customer base and effectively demonstrates to current and perspective customers the company’s diverse manufacturing capabilities and quality. We are gratified by the confidence of Coleman and look forward to supplying higher production volume for the air pump, as well as additional business opportunities,” said Roland Kohl, president and chief executive officer.

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and complete products. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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